Exhibit 99.1

BTQ Technologies Added to WisdomTree Quantum Computing Fund (WQTM), Expanding U.S. Thematic ETF Exposure

VANCOUVER, BC, March 2, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that BTQ has been included in the WisdomTree Quantum Computing Fund (WQTM) (the "ETF"), a U.S.-listed thematic exchange traded fund designed to provide targeted exposure to companies driving innovation across the emerging quantum computing ecosystem.

WQTM seeks to track the performance, before fees and expenses, of the WisdomTree Classiq Quantum Computing Index, a proprietary index co-developed with Classiq, a leader in quantum software. The fund is designed to provide investors with exposure to companies spanning quantum hardware, software, infrastructure, and enabling technologies, combining pure-play innovators with diversified global technology leaders.

BTQ's inclusion in WQTM reflects the Company's expanding relevance within the global quantum ecosystem, as a vertically integrated quantum technology company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and recognized for pioneering commercially significant quantum advantage, BTQ delivers a full-stack neutral-atom quantum computing platform spanning end-to-end hardware, middleware, and post-quantum security solutions designed to support mission-critical applications across finance, telecommunications, logistics, life sciences, and defense.

"As quantum computing moves closer to commercial inflection, investors are increasingly looking for targeted ways to gain exposure to the companies helping define this next era of computing," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "Our inclusion in the WisdomTree Quantum Computing Fund further expands BTQ's visibility with U.S. thematic investors and reinforces the importance of security, infrastructure, and cryptographic resilience as foundational layers of the quantum stack."

ETF and index context

WisdomTree describes WQTM as a fund offering targeted exposure to companies at the forefront of quantum innovation across hardware, software, and infrastructure. The fund launched in October 2025 and is built to capture the long-term growth potential of quantum computing as the industry transitions from research toward commercialization.

The underlying WisdomTree Classiq Quantum Computing Index uses a proprietary framework that evaluates both the relevance and purity of each constituent's exposure to quantum computing. The strategy is intended to balance pure-play quantum companies with larger global leaders that are materially contributing to the development and adoption of quantum technologies.

About the WisdomTree Quantum Computing Fund (W QTM)
The WisdomTree Quantum Computing Fund (WQTM) is a U.S.-listed thematic ETF traded on the Cboe BZX Exchange. The fund seeks to track the price and yield performance, before fees and expenses, of the WisdomTree Classiq Quantum Computing Index. According to WisdomTree, WQTM had an expense ratio of 0.45% and total assets of approximately $26.4 million as of February 27, 2026.

For more information, please visit https://www.wisdomtree.com/investments/etfs/megatrends/wqtm

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com, Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 02-MAR-26